

PUBLIC

SE

A

18006913

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response......12.00

FORM X-17A-5
PART III~~A~~

SEC FILE NUMBER
8-52864

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 _____ AND ENDING 12/31/17 _____
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Fortress Group, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3379 Peachtree Road, NE Suite 272

(No. and Street)		
Atlanta	GA	30326
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AGL CPA Group, LLC

(Name – *if individual, state last, first, middle name*)			
2810 Premiere Pkwy, STE 200 Duluth		GA	30097
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing

MAR 0 1 2018

Washington DC
413

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Bruce Alan Williamson _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortress Group, Inc. _____ , as of December 31 _____ , 20 17 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FORTRESS GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2017

(PUBLIC)

TABLE OF CONTENTS



AGL CPA Group, LLC
Service + Expertise = Value
2810 Premiere Pkwy, Ste. 200
Duluth, GA 30097
http://aglcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Fortress Group, Inc.

Opinion of the Financial Statements

We have audited the accompanying statement of financial condition of Fortress Group, Inc. (the "Company") as of December 31, 2017, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Fortress Group, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Fortress Group, Inc.'s management. Our responsibility is to express an opinion on Fortress Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fortress Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

AGL CPA Group, LLC

We have served as Fortress Group, Inc.'s auditor since 2012.

Dultuh, Georgia

Feburary 26, 2018

FORTRESS GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2017

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	1,806,901
Accounts receivable		43,465
Prepaid expenses and deposits		30,596
Total current assets		1,880,962

PROPERTY AND EQUIPMENT, NET 9,251

Total Assets	$	1,890,213

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable and accrued expenses	$	218,144
Accrued Retirement Contribution		159,364
Deferred Rent		63,561
Total current Liabilities		441,069

STOCKHOLDERS' EQUITY

Common stock, $0.01 par value, 10,000 shares authorixed; 2,600 shares issued and outstanding	26
Additional paid-in capital	25,974
Retained Earnings	1,423,144
Total Stockholders' Equity	1,449,144

Total Liabilities and Stockholders' Equity	$	1,890,213

See accompanying notes.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations - Fortress Group, Inc. (the Company) provides investment banking services concentrating on private placement financing and private market transaction advisory services. In the private placement area, the Company's clients are generally alternative asset fund managers raising new investment funds. In the private market transaction advisory area, the Company's clients are generally alternative assets fund managers.

Basis of accounting - The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other assets and liabilities in accordance with accounting principles generally accepted in the United States of America.

Cash and cash equivalents - The Company considers all money market accounts and highly liquid cash investments with a maturity date of three months or less to be cash equivalents.

Revenue recognition – Revenue related to non-refundable retainer or advisory fees is recognized when invoiced as scheduled. Revenue relating to commissions earned from the arranging of private placements of securities or private market transaction advisory services is recognized generally at either: (i) the date of closing of such private placement or other transaction, or (ii) the scheduled dates on which commission installments are earned and invoiced, in cases in which the Company's commissions are subject to any contingencies such as the investor's fulfillment of future funding requirements, growth in net asset value of an investor's account, performance fees earned by the fund manager, etc.

Income taxes - The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company's net income or loss is reportable by its stockholders in their individual income tax returns.

FASB ASC topic 740, *Income Taxes*, requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by an applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company evaluates its uncertain tax positions using the provisions of FASB ASC topic 450, *Contingencies*. Management believes that there are no material uncertain tax positions that should be accrued as of December 31, 2017. The Company is no longer subject to examination by taxing authorities for years prior to 2014.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts receivable – Accounts receivable represent amounts billed but not yet received. Management regularly evaluates the allowance for doubtful accounts considering a number of factors. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice due date and, based on assessment of current creditworthiness, past payment history, and historical loss experience, estimates the portions, if any, of the balance that will not be collected. Management determined that an allowance for doubtful accounts was not necessary as of December 31, 2017 as all receivables were deemed collectable.

Property and equipment – Property and equipment are recorded at acquisition cost less depreciation accumulated over the useful life of the asset in accordance with the guidance of FASB ASC Topic 360, *Property, Plant, and Equipment*. Expenditures for maintenance and repairs are expensed as incurred, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired or otherwise disposed of, and the related allowance of depreciation are eliminated from the accounts and any resulting gain or loss is recognized.

Furniture, fixtures, and equipment are depreciated on a straight-line basis over five-year estimated useful lives.

Advertising costs - Advertising and promotion expenses are recognized as incurred. Advertising expenses were $4,534 for the year ended December 31, 2017.

NOTE 2 – FAIR VALUE MEASUREMENTS

The Company determines fair value of financial instruments in accordance with FASB ASC topic 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.

FASB ASC topic 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income, and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

As a basis for categorizing these inputs, FASB ASC topic 820, *Fair Value Measurements and Disclosures*, establishes the following hierarchy, which prioritizes the inputs used to measure fair value from market based assumptions to entity specific assumptions:

- Level 1: Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.

NOTE 2 – FAIR VALUE MEASUREMENTS (CONTINUED)

- Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3: Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following presents the fair value of the Company's Level 2 type assets measured on a recurring basis as of December 31, 2017:

	Level 2
Money Market Funds	$ 1,628,015

The money market funds are valued using the net asset value of units.

There were no level 1 or 3 inputs as of December 31, 2017. There were no liabilities requiring fair market value measurement.

NOTE 3 – CONTINGENCIES

From time to time, the Company is involved in disputes arising from the normal course of business activities. In the opinion of management, resolution of such disputes is not expected to have a material, adverse impact on the Company's results of operations, cash flows, or financial position.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment recorded at cost as of December 31, 2017 consist of the following classifications:

Computers & peripherals	$	68,366
Furniture		48,809
Office equipment		16,657
		133,832
Less accumulated depreciation		124,581
Property and equipment, net	$	9,251

Depreciation expense for the year ended December 31, 2017 was $6,527.

NOTE 5 – LEASES

The Company has two leases for office space. The first lease is pursuant to an operating lease agreement expiring in 2021. The lease agreement provides that all rent payments for April through November of 2016 will be waived if the Company punctually and faithfully executes all terms of the lease agreement. The lessor determined that the Company faithfully and punctually executed all terms of the lease agreement. The second lease is pursuant to an operating lease agreement expiring in 2018. The Company paid rental expense of $152,718 to lease office space for the year ended December 31, 2017.

Aggregate minimum annual lease payments, through November 2021, are as follows: $154,504 for 2018; $121,700 for 2019; $125,352 for 2020; and $118,274 for 2021.

NOTE 6 – RETIREMENT PLANS

The Company established a retirement plan during the year ended December 31, 2013 to replace the former Simplified Employee Pension plan (SEP) covering eligible employees. Company contributions to the plan are determined annually and are made at the discretion of the Board of Directors. Employees do not make contributions into the plan. For the year ended December 31, 2017, the Company contributed $159,364 to the plan and is included in expenses in the statement of operations.

In 2016 the Company added a separate 401K component to the retirement plan. Employees can make contributions into the plan; however, the Company does not match contributions. The Company did not contribute to the plan during the year ended December 31, 2017.

NOTE 7 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule states, in part, that a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers is required to maintain a minimum net capital of 6-2/3% of aggregate indebtedness, or $5,000, whichever is greatest. As of December 31, 2017, the Company has net capital of $1,333,272, which exceeds its minimum of $29,405 by $1,303,867.

Pursuant to SEC Rule 17a-5, paragraph (d)(4), the net capital computation contained in this annual audit report for the period ending December 31, 2017 does not differ materially from the net capital computation contained in the firm's unaudited FOCUS Report IIA for the period ending December 31, 2017. Consequently, a reconciliation was not required and is therefore not including herein.

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

The Company maintains cash balances at banks and other financial institutions. Accounts at banks and institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company's cash deposits exceeded the insured amounts by approximately $1,885,000 as of December 31, 2017.

During the year ended December 31, 2017, approximately 75% of the revenues were derived from three customers.

NOTE 9 – RELATED PARTY TRANSACTIONS

The Company entered into an agreement with Fortress Placement Services (UK) Ltd on January 1, 2017 to share in the use of and the expense of certain individuals and resources, as well as the revenue earned by the respective companies using the shared resources. The agreement was amended on October 1, 2017. During the year ended December 31, 2017 the Company recorded approximately $255,000 in salary reimbursements, and $12,000 in database royalty fees from Fortress Placement Services (UK) Ltd. The balance of accounts receivable from Fortress Placement Services (UK) Ltd was $43,031 at December 31, 2017.

The Company and Fortress Placement Services (UK) Ltd share common ownership.

NOTE 10 – VARIABLE INTEREST ENTITIES

The Financial Accounting Standards Board ("FASB") Accounts Standard Codification ("ASC") topic 810, *Consolidations*, requires that a company that holds variable interests in an entity consolidate the entity if the company's interest in the variable interest entity (VIE) is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the VIE's expected residual returns, if they occur. In such cases, the Company is the primary beneficiary of the VIE. FASB ASC topic 810, *Consolidations*, also requires additional disclosures by primary beneficiaries and other significant variable interest holders.

Fortress Group, Inc. is not deemed to be the primary beneficiary of Fortress Placement Services (UK) Ltd, and thus Fortress Placement Services (UK) Ltd is not consolidated in these financial statements.

NOTE 11 – SUBSEQUENT EVENTS

The Company follows the guidance of FASB ASC topic 855, *Subsequent Events*. The Company has evaluated subsequent events through the date and time the financial statements were issued on February 26, 2018.